                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                           (Amendment No. ____)

                    ROCKEFELLER CENTER PROPERTIES, INC.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.01 per                  773102108
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Joseph A. Orlando
                       Leucadia National Corporation
                           315 Park Avenue South
                           New York, N.Y. 10010
                              (212) 460-1900
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 18, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,705,200(1)
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,705,200(1)
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,705,200(1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:    CO























     (1)      Excludes certain shares as described in Item 5 herein.

 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    Leucadia, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,705,200
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,705,200
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,705,200
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO

 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    LNC Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       None.
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     2,705,100
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  None.
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       2,705,100
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,705,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

    14     TYPE OF REPORTING PERSON:         CO

     Item 1.   Securities and Issuer.
               ---------------------

               This Statement relates to the common stock, par value $0.01 (the "Common Stock"), of Rockefeller Center Properties, Inc. (the "Company"). The address of the principal executive offices of the Company is 1270 Avenue of the Americas, New York, New York 10020. This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, LNC Investment, Inc. ("LNC") and Leucadia, Inc. ("LI") (collectively, the "Beneficial Owners").

     Item 2.   Identity and Background.
               -----------------------

               (a)-(c) LNC is a Delaware corporation. The address of its principal office is 3411 Silverside Road, 103 Springer Bldg., Wilmington, Delaware 19810. LNC's primary business is investing in earning assets (including loans and advances to other subsidiaries of Leucadia) on a short term and long term basis. All of LNC's outstanding shares are owned by LI.

               LI is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. LI is principally engaged in manufacturing and holds equity interests in a number of other companies engaged in non-financial and financial areas. All of LI's outstanding shares are owned by Leucadia.

               Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, incentive services and manufacturing. Approximately 39.5% of the outstanding common shares of Leucadia (including common shares issuable upon the exercise of warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board and a Director of Leucadia and by Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg beneficially own approximately .9% and .8%, respectively, of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

               The following information with respect to each executive officer and director of LNC, LI and Leucadia is set forth in Appendix A: (i) name, (ii) business address, (iii) principal occupation or employment and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Leucadia for which such information is set forth above.

               (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2 has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The total amount of funds used by LNC to purchase the 2,705,100 shares of Common Stock acquired by it was approximately $12,831,629 (including brokerage commissions). The purchase price for the 2,705,100 shares of Common Stock was derived from LNC's working capital.

               The total amount of funds used by LI to purchase the 100 shares of Common Stock acquired by it was approximately $540 (including brokerage commissions). The purchase price for the 100 shares of Common Stock was derived from LI's working capital.

     Item 4.   Purpose of the Transaction.
               --------------------------

               The purpose of the Beneficial Owners in acquiring the Common Stock of the Company was to obtain a significant equity interest in the Company.

               The Beneficial Owners have noted the recent bankruptcy filing of the owner of the land and buildings known as Rockefeller Center, to which the Company has a $1.3 billion outstanding secured loan, the Company's principal asset. The Beneficial Owners intend to closely monitor developments at and pertaining to the Company, as well as the activities of the

     Company. The Beneficial Owners may seek to influence management, and intend to express their views to management on and concerning the Company. The Beneficial Owners also intend to consult with management of the Company. It should be noted that the possible activities of the Beneficial Owners are subject to change at any time.

               Depending upon relevant economic and market conditions prevailing at the time, the Beneficial Owners may determine to acquire additional shares of Common Stock in the open market or privately negotiated transactions or otherwise or to dispose of any or all shares of Common Stock owned by the Beneficial Owners; however, there is no assurance that the Beneficial Owners will actually purchase any additional shares of Common Stock or dispose of any shares of Common Stock.

               Except as described above, the Beneficial Owners have no plan or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of May 30, 1995, the Beneficial Owners beneficially owned the following shares of Common Stock:

               (i) LNC is the direct owner of 2,705,100 shares of Common Stock. The 2,705,100 shares represent approximately 7.1% of the 38,260,000 shares of Common Stock outstanding.

              (ii) LI is the direct owner of 100 shares of Common Stock, which represent less than .1% of the 38,260,000 shares of Common Stock outstanding. By virtue of its ownership of all of the outstanding capital stock of LNC, LI is for purposes of this
          Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LNC.

             (iii) By virtue of its ownership of all of the outstanding capital stock of LI, Leucadia is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock of which LI is a beneficial owner. All amounts represented in this
          Schedule 13D exclude $50,000 face amount of 8%/13% Current Coupon Convertible Debentures due December 31, 2000 (the "Convertible Debentures"), which are convertible into 4,230 Common Shares, owned by the Leucadia Foundation, the trustees of which are Ian
          M. Cumming and Joseph S. Steinberg.

              (iv) Except as set forth in paragraphs (i) through (iii) of this Item 5(a), or in Appendix A hereto to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the Company's Common Stock.

               (b) LNC, LI and Leucadia share LNC's voting and dispositive powers with respect to the 2,705,100 shares of Common Stock owned directly by LNC. LI and Leucadia share LI's voting and dispositive powers with respect to the 100 shares of Common Stock owned directly by LI.

               (c) The information concerning transactions in Common Stock effected by the Beneficial Owners during the past sixty days is set forth on Appendix B attached hereto. Except as set forth in Appendix B, none of the persons identified pursuant to Item 2 above has effected any transaction in Common Stock during the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               --------------------------------------------------------

               There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreement filed herewith as Exhibit 1.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated: May 30, 1995


                                        LEUCADIA NATIONAL CORPORATION
                                        LEUCADIA, INC.
                                        LNC INVESTMENTS, INC.



                                        By: /s/ Joseph A. Orlando
                                           ---------------------------
                                        Name:  Joseph A. Orlando
                                        Title: Vice President of
                                        Leucadia National Corporation,
                                        Vice President of Leucadia, Inc.
                                        and Executive Vice President of LNC
                                        Investments, Inc.

                   ADDITIONAL INFORMATION CONCERNING LEUCADIA

     Directors and Executive Officers of Leucadia, LNC and LI
     --------------------------------------------------------

               Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia, LNC and LI. To the knowledge of the Beneficial Owners, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

               For purposes of this schedule, Leucadia is referred to as "(a)", LNC is referred to as "(b)", and LI is referred to as "(c)".



       Name and Business          Director-                     Principal Occupa-
       Address                    ships           Offices       tion or Employment
       -----------------          ---------       -------       ------------------
       Ian M. Cumming             (a)(c)     Chairman of the    Chairman of the
       Leucadia National                     Board of (a),      Board of (a)
         Corporation                         (b) and (c)
       529 E. South Temple
       Salt Lake City

       Joseph S. Steinberg        (a)(c)     President of (a)   President of (a)
                                             and (c)

       Paul M. Dougan             (a)               --          President and Chief
       c/o Equity Oil Company                                   Executive Officer
       10 West 300 South                                        of Equity Oil
       Salt Lake City, Utah                                     Company (a company
                                                                engaged in oil and
                                                                gas exploration and
                                                                production having
                                                                an office in Salt
                                                                Lake City, Utah)

       Lawrence D. Glaubinger     (a)               --          Chairman of the
       c/o Stern & Stern                                        Board of Stern &
       Industries, Inc.                                         Stern Industries (a
       708 Third Avenue                                         company engaged in
       New York, N.Y.                                           the manufacture and
                                                                sale of textiles);
                                                                President of
                                                                Lawrence Economic
                                                                Consulting Inc., a
                                                                management consult-
                                                                ing firm






















       Name and Business            Director-                     Principal Occupa-
       Address                      ships           Offices       tion or Employment
       -----------------            ---------       -------       ------------------
       James E. Jordan              (a)               --          President of The
       c/o The Jordan Company                                     William Penn
       9 West 57th St.                                            Corporation (a
       New York, N.Y.  10019                                      holding company for
                                                                  an investment
                                                                  advisor to The
                                                                  William Penn family
                                                                  of mutual funds)

       Jesse Clyde Nichols, III     (a)               --          President of
       c/o Nichols Industries, Inc.                               Nichols Industries,
       5001 E. 59th St.                                           Inc. (a holding
       Kansas City, Mo.  64130                                    company for
                                                                  manufacturing and
                                                                  construction sub-
                                                                  sidiaries)

       Thomas E. Mara               (b)(c)     Executive Vice     Executive Vice
                                               President and      President and
                                               Treasurer of (a)   Treasurer of (a)
                                               and (c);
                                               President of (b)

       Lawrence S. Hershfield       --         Executive Vice     Executive Vice
                                               President of (a)   President of (a)
                                               and (c)

       Joseph A. Orlando            (b)        Vice President     Vice President and
                                               and Comptroller    Comptroller of (a)
                                               of (a) and (c);
                                               Executive Vice
                                               President of (b)

       Paul J. Borden               --         Vice President     Vice President of
                                               of (a), (b) and    (a)
                                               (c)

       Mark Hornstein               (b)        Vice President     Vice President of
                                               of (a) and (c);    (a)
                                               Vice President
                                               and Treasurer of
                                               (b)

       Ruth Klindtworth             --         Secretary and      Secretary and Vice
                                               Vice President-    President-Corporate
                                               Corporate          Administrator of
                                               Administrator of   (a)
                                               (a); Vice
                                               President and
                                               Secretary of (b)
                                               and (c)

       David K. Sherman             --         Vice President     Vice President of
                                               of (a), (b) and    (a)
                                               (c)
















       Name and Business          Director-                     Principal Occupa-
       Address                    ships           Offices       tion or Employment
       -----------------          ---------       -------       ------------------

       Stephen C. Perry           --         Vice President     President of the
                                             of (c)             manufacturing
                                                                division of (c)

       Michael D. Latta           --         Vice President     Vice President of
                                             of (c)             the manufacturing
                                                                division of (c)

       William Jacobsen           --         Vice President     Vice President of
                                             of (c)             the manufacturing
                                                                division of (c)

       John Rosenberger           --         Vice President     Vice President of
                                             of (c)             the manufacturing
                                                                division of (c)

       Mitchell Samuels           --         Vice President     Vice President of
                                             of (c)             the manufacturing
                                                                division of (c)


     The following persons listed below beneficially own Common Shares as follows:

     (a) Minor children of Joseph S. Steinberg hold in a brokerage account Convertible Debentures convertible into 1692 Common Shares.

     (b)  Mark Hornstein owns directly 100 Common Shares.


































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                                                                 Appendix B





      Date of Transaction                Number of                  Price Per
              by LNC                Shares Purchased(1)             Share(2)
      ---------------------         --------------------          ------------
          May 10, 1995                         3,500                  $5.04
          May 11, 1995                       259,200                   5.084
          May 16, 1995                     1,262,200                   4.592
          May 17, 1995                        25,000                   4.415
          May 18, 1995                       293,600                   4.497
          May 19, 1995                        30,000                   4.665
          May 22, 1995                        85,800                   4.766
          May 23, 1995                       113,600                   4.888
          May 24, 1995                         4,000                   4.79
          May 26, 1995                       217,500                   4.996
          May 30, 1995                        62,000                   5.04












































     (1)  All shares were purchased in publicly brokered transactions.

     (2)  Includes brokers' commissions.

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                          EXHIBIT INDEX


Exhibit No.                 Document
- -----------                 --------

    1.          Agreement among the Beneficial Owners,
                with respect to the filing of this
                Schedule 13D.